Exhibit 16.1
June 28, 2006
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549-7561
Commissioners:
We have read Item 4.01 (a) of Form 8-K dated June 28, 2006, of Halozyme Therapeutics, Inc. and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Cacciamatta Accountancy Corporation